SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                              PHARMA-BIO SERV, INC.
                              ---------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                       N/A
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 11753
                                 (212) 940-8800

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fame Associates
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,532,719
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,532,719
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,532,719
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N/A                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FBE Limited
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC; OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,532,719 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,532,719 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,532,719 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Comprised of shares held by Fame Associates.

CUSIP No. N/A                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Abraham H. Fruchthandler
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,532,719 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,532,719 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,532,719 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Comprised of shares held by Fame Associates.

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of common stock, par value $.0001 per share ("Shares") of Pharma-Bio Serv, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Sardinera Beach Building, Suite 2, Marginal Costa De Oro, Dorado, Puerto Rico 00646.

      Item 2. Identity and Background.

      (a) This statement is being filed by Fame Associates, a New York general partnership ("Fame"), FBE Limited, a New York limited partnership ("FBE") and Abraham H. Fruchthandler (collectively, the "Reporting Persons").

      (b) The principal business address of the Reporting Persons is 111 Broadway, 20th floor, New York, New York 10006.

      (c) The principal business of FBE Limited is that of a diversified investment firm with substantial assets in real estate and securities. The principal business of Abraham H. Fruchthandler is to serve as general partner of FBE. The principal business of Fame Associates is investing for profit in securities and other assets. FBE and Mr. Fruchthandler are the sole general partners of Fame. Mr. Fruchthandler is the sole general partner of FBE.

      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Fruchthandler is a United States citizen.

      Item 3. Source and Amount of Funds of Other Consideration.

      On January 25, 2006, FBE acquired directly from the Issuer 75,000 shares of Series A Preferred Stock of the Issuer ("Preferred Stock") and warrants to purchase 510,600 Shares. Under the terms of the Preferred Stock, the Preferred Stock automatically converts into Shares upon the filing of a certain certificate of amendment to the Issuer's Certificate of Incorporation increasing the authorized capital of the Issuer ("Amendment"). The terms of the warrants provide that upon the filing of the Amendment, the warrants become exercisable into Shares. The Amendment was filed on April 25, 2006 on which day the Reporting Persons are deemed to have acquired beneficial ownership of the 1,021,200 Shares underlying the Preferred Stock and the 510,600 Shares underlying the warrants. The aggregate amount of funds used to purchase the

Preferred Stock and warrants was $750,000. The source of such funds was working capital contributed by partners of Fame ($330,000) and funds provided by Herschel Parness, Crown Publishing and Mazel D&K Inc. ($100,000, $160,000 and $160,000, respectively) for purposes of participating in FBE's investment in the Issuer (the "Participation").

      FBE acquired 919 Shares (the "Liquidated Damages Shares") on March 30, 2006 pursuant to the terms of certain registration rights provisions providing for the issuance of additional Shares in the event that a registration statement covering the 1,021,200 Shares described above and the Shares underlying the warrants is not filed in a timely manner.

      Item 4. Purpose of Transaction.

      Depending upon market conditions, regulatory considerations and other factors that the Reporting Persons may deem relevant, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or dispose of all or a portion of the Securities of the Issuer that the Reporting Persons own or hereafter may acquire.

      The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons acquired beneficial ownership of the securities reported herein on April 25, 2006 (other than the 919 Liquidated Damages Shares which were acquired on March 30, 2006), on which date shares of Preferred Stock held by Fame became automatically converted into Shares of the Issuer and common stock purchase warrants held by Fame became exercisable for Shares of the Issuer. The Preferred Shares and warrants were not convertible prior to such date. The Preferred Shares and warrants were purchased in a private placement consummated contemporaneously with the effectiveness of the Company's reverse acquisition merger with Plaza Consulting Group, Inc.

      Except as reported herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters disclosed in Subsection (a) through (j) of Item 4 of Schedule 13D.

      Item 5. Interest of Securities of the Issuer.

      (a) (i) Fame owns 1,532,719 Shares comprised of 1,022,119 Shares and Shares underlying 510,600 warrants. Such Shares constitute approximately 8.14% of the outstanding Shares of the Issuer;

            (ii) FBE owns no Shares directly. As a general partner of Fame, FBE may be deemed to be the beneficial owner of the 1,532,719 Shares owned by Fame. Such Shares constitute approximately 8.14% of the outstanding Shares of the Issuer; and

            (iii) Abraham H. Fruchthandler owns no Shares directly. As a general partner of Fame and a general partner of FBE, Mr. Fruchthandler may be deemed to be the beneficial owner of the 1,532,719 Shares owned by Fame. Such Shares constitute approximately 8.14% of the outstanding Shares of the Issuer.

      (b) Fame, FBE and Mr. Fruchthandler have shared power to vote and dispose of the Shares held by Fame.

      (c) Please see Items 3 and 4.

      (d) Other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. No such person or persons other than the Reporting Persons has such powers with respect to greater than 5% of the outstanding Common Stock of the Issuer.

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      The Warrants are exercisable, in whole or in part, at the option of the holder, until January 25, 2011. 255,300 of the warrants have an exercise price of $1.10 per share and 255,300 of the warrants have an exercise price of $1.65 per share. Subject to certain limitations, the warrants are callable by the Company for $.01 per warrant beginning on July 1, 2006 on not less than thirty
(30) days written notice if the closing price for common stock of the Company is at least twice the exercise price for the warrants and the daily trading volume for common stock is at least 100,000 shares, in each case, for twenty (20) consecutive trading days.

      In connection with the purchase of Preferred Stock and warrants by FBE, FBE was granted certain registration rights with respect to the Shares underlying the Preferred Stock. A registration statement covering such Shares was filed by the Issuer but has not yet been declared effective.

      Please see Item 3 above for a description of the Participation.

      Item 7. Materials to be Filed as Exhibits.

            1.    Joint Filing Agreement.
            2. Form of Warrant Certificate evidencing the Warrants held by FBE (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed January 31, 2006)
            3. Registration Rights Provisions held by FBE (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 8-K filed January 31, 2006)

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 17th day of May, 2006.

                                   FAME ASSOCIATES

                                   By: /s/ Abraham H. Fruchthandler
                                       -----------------------------------------
                                       Abraham H. Fruchthandler, General Partner


                                   FBE LIMITED


                                   By: /s/ Abraham H. Fruchthandler
                                       -----------------------------------------
                                       Abraham H. Fruchthandler, General Partner


                                   /s/ Abraham H. Fruchthandler
                                   ---------------------------------------------
                                   Abraham H. Fruchthandler

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                     UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, $.0001 par value, of Pharma-Bio Serv, Inc.

Dated: May 17, 2006

                                   FAME ASSOCIATES


                                   By: /s/ Abraham H. Fruchthandler
                                       -----------------------------------------
                                       Abraham H. Fruchthandler, General Partner


                                   FBE LIMITED


                                   By: /s/ Abraham H. Fruchthandler
                                       -----------------------------------------
                                       Abraham H. Fruchthandler, General Partner


                                   /s/ Abraham H. Fruchthandler
                                   ---------------------------------------------
                                   Abraham H. Fruchthandler